                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Simplex Medical Systems, Inc.
                         -----------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                  62757A 10 2
                                  -----------
                                 (CUSIP Number)

                             Software & Healthcare
                            Technology Fund, L.L.C.,
                         Robertson & Partners, L.L.C.,
                      Automated Health Technologies, Inc.
                     Jennifer J. Schur Trust, Joel Marcus,
                     Debra L. Ross, Jennifer J. Schur, and
                         Joel Marcus Irrevocable Trust

                             c/o Kenneth Robertson
                            1333 South Wabash Avenue
                            Chicago, Illinois  60605
                                 (800) 398-1086

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 30, 1998

            (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

CUSIP NO.(62757A 10 2)                                       Page 2 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Software & Healthcare Technologies, L.L.C.

------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]

         (b) [ ]

------------------------------------------------------------------------------

     3)  SEC Use Only

------------------------------------------------------------------------------

     4)  Source of Funds: WC

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization:  Illinois




Number of Shares              (7) Sole Voting Power                    0
Beneficially Owned
by Each Reporting             (8) Shared Voting Power         4,435,500(1)
Person With
                              (9) Sole Dispositive Power       1,000,000

                              (10) Shared Dispositive Power            0


----------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500),
     Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO.(62757A 10 2)                                       Page 3 of 21
==============================================================================

     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

-------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11):  9.47%

-------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions):  00

-------------------------------------------------------------------------------

Robertson & Partners, L.L.C. is the managing member of Software & Healthcare Technology, L.L.C.

CUSIP NO.(62757A 10 2)                                            Page 4 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Robertson & Partners, L.L.C.

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]

------------------------------------------------------------------------------

     3)   SEC Use Only

------------------------------------------------------------------------------

     4)   Source of Funds: WC

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization:  Illinois

------------------------------------------------------------------------------


Number of Shares                      (7) Sole Voting Power               0
Beneficially Owned
by Each Reporting                     (8) Shared Voting Power    4,435,500(1)
Person With
                                      (9) Sole Dispositive Power  1,600,000

                                      (10) Shared Dispositive Power       0

---------------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500), Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO.(62757A 10 2)                                       Page 5 of 21
==============================================================================

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,600,000

------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11):  15.17%

------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions):  00

------------------------------------------------------------------------------

Kenneth Robertson is the managing member of Robertson & Partners, L.L.C. Mr. Roberston does not directly own any shares of the issuer. Mr. Robertson is a citizen of the United States of America.

CUSIP NO.(62757A 10 2)                                       Page 6 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Automated Health Technologies, Inc.

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]

------------------------------------------------------------------------------

     3)  SEC Use Only

------------------------------------------------------------------------------

     4)  Source of Funds: 00

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  Florida

------------------------------------------------------------------------------


Number of Shares                       (7) Sole Voting Power               0
Beneficially Owned
by Each Reporting                      (8) Shared Voting Power    4,435,500(1)
Person With
                                       (9) Sole Dispositive Power    500,000

                                       (10) Shared Dispositive Power       0

-----------------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500),
     Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO.(62757A 10 2)                                         Page 7 of 21
===============================================================================

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  500,000

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11):  4.7%

-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions):  CO

-------------------------------------------------------------------------------

CUSIP NO.(62757A 10 2)                                       Page 8 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Jennifer J. Schur Trust

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]

------------------------------------------------------------------------------

     3)   SEC Use Only

------------------------------------------------------------------------------

     4)   Source of Funds: PF

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization:  United States of America

------------------------------------------------------------------------------


Number of Shares                       (7) Sole Voting Power               0
Beneficially Owned
by Each Reporting                      (8) Shared Voting Power    4,435,500(1)
Person With
                                       (9) Sole Dispositive Power    100,000

                                       (10) Shared Dispositive Power       0

----------------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500), Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO.(62757A 10 2)                                       Page 9 of 21
===============================================================================

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  100,000

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11):  .97%

-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions):  00

-------------------------------------------------------------------------------

CUSIP NO.(62757A 10 2)                                        Page 10 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Joel Marcus

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]

-------------------------------------------------------------------------------

     3)   SEC Use Only

-------------------------------------------------------------------------------

     4)  Source of Funds: PF

-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization:  United States of America

-------------------------------------------------------------------------------


Number of Shares                    (7) Sole Voting Power               0
Beneficially Owned
by Each Reporting                   (8) Shared Voting Power    4,435,500(1)
Person With
                                    (9) Sole Dispositive Power   190,000(2)

                                    (10) Shared Dispositive Power       0

---------------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500),
     Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

2 Consists of 90,000 shares owned directly by Mr. Marcus and options to purchase 100,000 shares within 60 days of the date of this report.

CUSIP NO.(62757A 10 2)                                  Page 11 of 21
===========================================================================

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          190,0000(2)

---------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

---------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11):  .8%

---------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions):  IN

---------------------------------------------------------------------------

CUSIP NO.(62757A 10 2)                                       Page 12 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Debra L. Ross

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]

------------------------------------------------------------------------------

     3)   SEC Use Only

------------------------------------------------------------------------------

     4)   Source of Funds: PF

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization:  United States of America

------------------------------------------------------------------------------


Number of Shares                        (7) Sole Voting Power               0
Beneficially Owned
by Each Reporting                       (8) Shared Voting Power    4,435,500(1)
Person With
                                        (9) Sole Dispositive Power    862,500

                                        (10) Shared Dispositive             0

------------------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500), Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO.(62757A 10 2)                                  Page 13 of 21
==============================================================================

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  862,500

------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11):  8.1%

------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions):  IN

------------------------------------------------------------------------------

CUSIP NO.(62757A 10 2)                                       Page 14 of 21
==============================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Jennifer J. Schur

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]

          (b) [ ]

------------------------------------------------------------------------------

     3)   SEC Use Only

------------------------------------------------------------------------------

     4)   Source of Funds: PF

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  United States of America

------------------------------------------------------------------------------

Number of Shares                   (7) Sole Voting Power               0
Beneficially Owned
by Each Reporting                  (8) Shared Voting Power    4,435,500(1)
Person With
                                   (9) Sole Dispositive Power     80,000

                                   (10) Shared Dispositive Power       0

-----------------------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500), Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO.(62757A 10 2)                                       Page 15 of 21
==============================================================================

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  80,000

------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11):  .7%

------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions):  IN

------------------------------------------------------------------------------

CUSIP NO. (62757A 10 2)                                            Page 16 of 21
================================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        Joel Marcus Irrevocable Trust

--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------

     3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds: PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization:  United States of America

--------------------------------------------------------------------------------

Number of Shares                   (7) Sole Voting Power                    0
Beneficially Owned
by Each Reporting                  (8) Shared Voting Power         4,435,500(1)
Person With
                                   (9) Sole Dispositive Power         103,000

                                   (10) Shared Dispositive Power            0


---------------------------
1 Includes the number of shares indicated in parentheses which the following parties owned or have the right to acquire within 60 days of the date of this report upon exercise of options or warrants: Software & Healthcare Technology Fund, L.L.C. (1,000,000), Robertson & Partners, L.L.C. (1,600,000), Automated Health Technologies, Inc. (500,000), Jennifer J. Schur Trust (100,000), Joel Marcus (190,000), Debra L. Ross (862,500), Jennifer J. Schur (80,000), and Joel Marcus Irrevocable Trust (103,000).

CUSIP NO. (62757A 10 2)                                           Page 17 of 21
===============================================================================
     11) Aggregate Amount Beneficially Owned by Each Reporting Person:  103,000

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):  [   ]

-------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11):  1%

-------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

CUSIP NO. (62757A 10 2)                                            Page 18 of 21
================================================================================

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.0001 par value per share (the "Shares"), of Simplex Medical Systems, Inc. (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

              Simplex Medical Systems, Inc.
              430 Ansin Blvd., Suite G
              Hallandale, Florida  33009

ITEM 2. IDENTITY AND BACKGROUND.

        Software & Healthcare Technology Fund, L.L.C., Robertson & Partners, L.L.C., Automated Health Technologies, Inc. ("AHT"), Jennifer J. Schur Trust, Joel Marcus, Debra L. Ross and Jennifer J. Schur will act together for the purpose of voting the Shares which they own on the conditions and subject to the terms of the Stockholders' Agreement attached hereto as Exhibit A. During the last five years none of Kenneth Robertson, the executive officers or directors of AHT, nor any of the foregoing persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws. All of the natural persons are citizens of the United States of America. The name, address and principal business and (where applicable) occupation of each is as follows:

              (a) Software & Healthcare Technology Fund, L.L.C.
                  1333 South Wabash
                  Chicago, Illinois  60605

Software & Healthcare Technology Fund, L.L.C. ("Software") is an investment fund which invests primarily in companies in the computer software and healthcare industries. Robertson & Partners, L.L.C. is its managing member.

              (b) Robertson & Partners, L.L.C.
                  1333 South Wabash
                  Chicago, Illinois  60605

Robertson & Partners, L.L.C. ("R&P") is an investment fund and is the managing member of Software. Kenneth Robertson is its managing member. Kenneth Robertson address is the same as R&P's.

CUSIP NO. (62757A 10 2)                                            Page 19 of 21
================================================================================

        (c) Automated Health Technologies, Inc.
            1025 NW 17th Avenue
            Delray Beach, Florida  33445(1)

        (d) Jennifer J. Schur Trust
            430 Ansin Blvd.
            Hallandale, Florida  33009

        (e) Joel Marcus
            430 Ansin Blvd.
            Hallandale, Florida  33009

        (f) Debra L. Ross
            430 Ansin Blvd.
            Hallandale, Florida  33009

        (g) Jennifer J. Schur
            430 Ansin Blvd.
            Hallandale, Florida  33009

        (h) Joel Marcus Irrevocable Trust
            430 Ansin Blvd.
            Hallandale, Florida  33009

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

    Software has paid a total of $400,000 for its investment in the Issuer's Common Stock. The source of funds was working capital of Software. R&P has paid a total of $600,000 for its investment in the Issuer's Common Stock. The source of funds was working capital. AHT acquired 500,000 shares in exchange for 19% of the issued and outstanding shares of AHT. All of the Shares of the other persons were acquired by them in prior transactions and the source of payment was personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

    All parties have acquired the Issuer's Common Stock with an investment intent. Software and R&P have a joint right to designate two nominees for the Company's Board of Directors. AHT has the right to designate one nominee for the Company's Board of Directors.


---------------
1 The names, addresses and titles of the executive officers and directors of AHT are set forth in Exhibit B.

CUSIP NO. (62757A 10 2)                                            Page 20 of 21
================================================================================

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The number of shares, and the percentage thereof of the 10,600,000 Shares outstanding as of June 30, 1998, beneficially owned by each person named in Item 2 is as follows:

                                                               Joel Marcus
                                                                  and                    Jennifer Schur and
                                                              Joel Marcus       Debra      Jennifer Schur
                            Software      R&P       AHT          Trust(3)        Ross         Trust(2)
                            ---------  ---------  -------  ------------------  -------  --------------------
(a)  Shares owned directly  1,000,000  1,600,000  500,000       193,000        862,500         180,000

(b)  Shares which may be
acquired upon exercise of
warrants or options or
conversion of preferred
stock                                                           100,000

(c) TOTAL                   1,000,000  1,600,000  500,000       293,000        862,500         180,000

(d) Percentage                    9.4%      15.1%     4.7%         2.76%           8.1%            1.0%

2 Includes the number of shares of Jennifer Schur Trust (100,000) and Jennifer Schur (80,000).

3 Includes the number of shares of Joel Marcus (90,000) and the Joel Marcus Irrevocable Trust (103,000).


        Each such person has the sole power to dispose of the Shares which he owns or is deemed to own, subject to certain tag-along rights set forth in the Stockholders' Agreement attached hereto as Exhibit A. Each such person has shared voting power with respect to the Shares he owns or is deemed to own, on the conditions and subject to the terms of the Stockholders' Agreement attached hereto as Exhibit A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the company, except for the Stockholders' Agreement attached hereto as Exhibit A.

CUSIP NO. (62757A 10 2)                                            Page 21 of 21
================================================================================

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A Stockholders Agreement dated as of May 15, 1998.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 9, 1998                      Software Healthcare Technology Fund, L.L.C.

                                   By: /s/ Kenneth H. Robertson
                                       ---------------------------------------


                                   Robertson & Partners, L.L.C.

                                   By: /s/ Kenneth H. Robertson
                                       ---------------------------------------


                                   Automated Health Technologies, Inc.

                                   By: /s/ Robert D. Lohman
                                       ---------------------------------------

                                   /s/ Jennifer J. Schur
                                   -------------------------------------------
                                   Jennifer J. Schur


                                   Jennifer J. Schur Trust
                                   -------------------------------------------
                                   By: /s/ Debra Ross

                                   /s/ Joel Marcus
                                   -------------------------------------------
                                   Joel Marcus

                                   /s/ Debra L. Ross
                                   -------------------------------------------
                                   Debra L. Ross


                                   Joel Marcus Irrevocable Trust

                                   By: /s/ Joel Marcus
                                      ----------------------------------------
                                      Joel Marcus, Trustee